Filed pursuant to Rule 433
January 25, 2016

Relating to
Preliminary Prospectus Supplement dated January 25, 2016 to
Prospectus dated December 9, 2013
Registration Statement No. 333-192721

Tyco Electronics Group S.A.

$350,000,000 3.700% Senior Notes due 2026

Fully and Unconditionally Guaranteed by
TE Connectivity Ltd.

Pricing Term Sheet

Issuer:	Tyco Electronics Group S.A.

Guarantor:	TE Connectivity Ltd.

Offering Format:	SEC Registered

Size:	$350,000,000 aggregate principal amount of 3.700% senior notes due 2026 (the “Notes”)

Maturity Date:	February 15, 2026

Coupon:	3.700% per annum

Price to Public:	99.757% of face amount

Yield to Maturity:	3.729%

Spread to Benchmark Treasury:	170 bps

Benchmark Treasury:	UST 2.250% due November 15, 2025

Benchmark Treasury Price/Yield:	101-30+ / 2.029%

Interest Payment Dates:	February 15 and August 15, commencing on August 15, 2016

Optional Redemption:

The Issuer may redeem the Notes, in whole or in part, at its option at any time prior to November 15, 2025 (three months prior to the maturity date of the Notes) at the make-whole redemption price equal to the greater of 100% of the principal amount of the Notes to be redeemed and a make-whole amount based on a discount rate equal to Treasury Rate plus 30 basis points, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The Issuer may redeem the Notes, in whole or in part at its option at any time on or after November

15, 2025 (three months prior to the maturity date of the Notes) at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Change of Control:

Upon the occurrence of a Change of Control Triggering Event, unless the Issuer has exercised its right to redeem the Notes, the Issuer will be required to make an offer to purchase the Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

Trade Date:	January 25, 2016

Settlement Date:	January 28, 2016 (T+3)

CUSIP:	902133AT4

ISIN:	US902133AT46

Denominations:	$2,000 x $1,000

Ratings*:	Moody’s: Baa1 (Stable) S&P: A- (Stable) Fitch: A- (Stable)

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Goldman, Sachs & Co.

Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Scotia Capital (USA) Inc.

*  The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby.  The ratings may be subject to revision or withdrawal at any time by Moody’s, Standard and Poor’s and Fitch.  Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or J.P. Morgan Securities LLC collect at 1-212-834-4533.